Ref.: File no. 82-4025

SUPPL

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

19,215,074 shares issued and outstanding

RECEIVED NOV -6 A 10:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 27, 2009

GLOBEX ACQUIRES RAYMOR "A" GOLD ZONE AND OTHER NEWS

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that it has acquired one hundred percent (100%) interest in the Raymor "A" Gold Zone located in Dalquier township Quebec, approximately 8 kms north of the town of Amos.

Previous diamond drilling has outlined what is described as a probable resource of approximately 500,000 tons grading 5.5 g/t Au in a zone of disseminated sulphide mineralization composed of pyrite, pyrrhotite, sphalerite, chalcopyrite and galena. The gold is associated with the pyrite. In addition, a "zinc zone" has been indicated in drill holes.

The information provided above comes from Quebec Government documents (Sigeom-2000-07-07) and should be considered historical and not meeting NI 43-101 standards. The resource calculation should not be relied upon but is an indication of the exploration potential for gold on the property.

Globex is compiling the data and will decide upon an appropriate program of exploration once this is completed.

Other News: Globex has acquired a large block of mineral rights in Northern Quebec covering an area of widespread iron mineralization. Previous exploration has defined several historical non NI 43-101 resources. Globex is likewise compiling the data for this property.

Plato Gold Corp. has announced in a press release dated October 22nd that a 14 hole, 6,000 metre drill program will commence shortly on the Nordeau-Bateman claims which Plato optioned from Globex. The objective of the program is to extend known gold zones and test 3-D model generated targets drilling which Plato hopes will allow for the compilation of a NI 43-101 resource.

Rocmec Mining Inc. announced on October 15th that they were starting a 1,600 metre drill program at Russian Kid (Rocmec 1) Gold Mine property on which Globex has a Gross Metal Royalty ranging from 3 % to 5%. The program will target several gold bearing vein structures at depth. In a press release dated March 19, 2007, Rocmec reported a NI 43-101 compliant resource.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

09047272

Forward Looking Statements

dlw 11/9